January 29, 2007

BY EDGAR AND BY FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	David R. Humphrey

Branch Chief

RE: UAP Holding Corp.

    Form 10-K for the Year Ended February 26, 2006

    Filed May 12, 2006

    File No. 000-51035

Ladies and Gentlemen:

UAP Holding Corp., a Delaware corporation (the “Company”), has filed the above-referenced Annual Report on Form 10-K for the fiscal year ended February 26, 2006 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2006 (the “Form 10-Q” and, together with the Form 10-K, the “Filings”). In connection with responding to the comments made by the staff of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2007, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(continued on next page)

7251 West 4th Street 80634-3216 • P.O. Box 1286 • Greeley, CO 80632-1286

Very truly yours,

UAP HOLDING CORP.

By:	/s/ David W. Bullock
David W. Bullock
Executive Vice President and
Chief Financial Officer

cc:	Securities and Exchange Commission
Juan Migone

UAP Holding Corp.
L. Kenny Cordell
Todd Suko

January 29, 2007

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-7410

Attention:	David R. Humphrey
Branch Chief

RE:	UAP Holding Corp.
Form 10-K for the Year Ended February 26, 2006
Filed May 12, 2006
File No. 000-51035

Ladies and Gentlemen:

Set forth below are the responses of UAP Holding Corp. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 12, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended February 26, 2006 (the “Form 10-K”) as well as the Company’s Form 10-Q for the quarterly period ended November 26, 2006 (the “Form 10-Q”).

For your convenience, set forth below are the Staff’s comments in bold typeface followed by the Company’s response thereto. The Company has reviewed this letter and authorized us to make the representations to you on its behalf. The terms “we,” “us,” “our,” and similar expressions in the responses set forth below refer to the Company.

Form 10-K for the fiscal year ended February 26, 2006

Critical Accounting Policies and Estimates, page 42

1.

We noted you implemented enhancements to the rebate tracking and forecasting systems, which has allowed you to accelerate rebate income. In this regard, tell us in significant detail how the changes in the rebate tracking system have allowed you to better forecast and track rebate amounts. A change in accounting estimate, as noted in paragraph 2(d) of SFAS 154, results from new information as compared to factors that previously existed, which are defined as an error in paragraph 2(h) of SFAS 154. Therefore, although a new system may enable you to track

January 29, 2007

and forecast more effectively, it appears the lack of reliable information from a prior system does not result in a change in accounting estimate upon receipt of better information from the new system. Accordingly, it appears the amount of recognizable rebate income that existed at each of the previous balance sheet dates did not change. Instead, your ability to identify those rebates was enhanced and, therefore, it appears this situation should be accounted for as an error. As such, please tell us why you believe that the acceleration of the recognition of rebate income related to vendor programs represents a change in accounting estimate instead of an accounting error.

Response

The disclosure in our Form 10-K for fiscal year ended February 26, 2006, was not intended to infer that the accelerated rebate timing was due directly or solely to the new rebate tracking system. Our disclosure noted that three factors affected the accrual of a larger proportion of rebate earnings earlier in fiscal year 2006 as compared to fiscal year 2005: “changes in vendor programs, the Company’s new rebate tracking system, and improved operating performance that led to a greater probability of achieving higher rebate levels.” Changes in vendor programs and improved operating performance were the most important factors in the timing of rebate income recognition during fiscal year 2006. The role of the rebate tracking system was largely indirect and the utility of the enhanced system was caused by the changes in vendor rebate programs.

Vendor rebates are provided by many of our suppliers. These rebates typically cover performance during the crop year, which is based on the planting, growing, and harvesting cycles and differs from our fiscal year. Depending on the supplier, the crop year for fiscal year 2006 began as early as September 2004 and ended as late as December 31, 2005. The programs that start late in one fiscal year and conclude in the next do not result in significant rebate income in the fiscal year that the program begins because sales activity during that period, the winter season, is significantly reduced. Therefore, it is more difficult to conclude early in the crop year that rebates dependent on volume have been earned. Also, as of our fiscal year-end substantially all of the rebates due to us for the fiscal 2006 crop year had been received and related rebate income recognized. Because of the timing of the crop year relative to our fiscal year, and the fact that our vendor programs are not multi-year programs, the rebate income earned and recognizable for the crop year ended during that year is finalized prior to fiscal year-end and is not subject to adjustment in the subsequent fiscal year.

We do not believe that our accounting for vendor rebates receivable is an accounting error or the correction of an accounting error to our 2005 10-K because, per paragraph 2(h) of SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”), an error in previously issued financial statements is “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time

January 29, 2007

the financial statements were prepared.” None of these factors apply to our accounting for vendor rebates and the related receivables in fiscal year 2006 because nothing we did in fiscal year 2006 revised or would have impacted the amount of rebate income reported in the financial statements for fiscal year 2005. We recognized rebates sooner in fiscal year 2006 than in fiscal year 2005 largely because of changes by our vendors to rebate programs (as discussed in more detail below) supported by having our new rebate tracking system that assisted us in our assessment of whether a rebate was probable and reasonably estimable and, therefore, recognizable in accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”

We also do not believe that our fiscal year 2006 rebate accounting is a change in estimate of our 2005 rebates recognized. Per paragraph 2(d) of SFAS 154, “A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” As mentioned above, our vendor rebate programs do not result in significant revenue in one fiscal year that is subject to adjustment in the next. The changes to vendor programs that allowed for earlier recognition of rebate income in fiscal 2006 did not impact the amounts recognized in fiscal 2005.

On a quarter to quarter basis, changes are primarily the result of new information resulting from ongoing progress toward achieving rebate goals (which can vary when comparing a quarter in one year to the same quarter in the prior year due to a variety of factors, such as differences in weather, differences in programs and changes in crop prices) as well as additional information that is made available to us by our vendors. This information can affect our estimate of the probability and amount of rebates that will be received and thus the amount of rebates that can be recognized.

Vendor Programs

Vendor rebate programs vary. They can be based on negotiated binding agreements, published programs, or open-ended programs where vendors indicate that a rebate will be available but specific criteria and amounts are not well defined. Further, rebate amounts are subject to negotiations with vendors during or after the end of the crop year. Rebates earned can be based on achieving a specific sales or purchase dollar or volume target, can vary based on achieving different dollar and/or volume tiers and/or can be based on our sales or market share growth relative to that of our suppliers.

In fiscal year 2004, changes in our legal and organizational structure began to impact the way rebate programs were managed, negotiated and structured. Over time, rebate programs have become increasingly based on company-wide

January 29, 2007

performance and on well-defined and measurable terms. Before these changes, rebate agreements, vendor programs, and the related negotiations and administration were more often handled at and based on performance at the local and regional level. When rebate programs were tied to smaller geographic areas, it was more difficult to assess the probability of achieving goals because the impact of changes in the weather, changes in insect and weed infestation, etc., are magnified over a smaller geographic area. Nationwide rebate programs, however, are less affected because negative local or regional factors in one geography are more likely to be balanced by positive factors elsewhere.

Also, as noted above, our rebate agreements and programs are now better defined. Prior to fiscal year 2006, published programs and agreements tended to be less definitive regarding the range of potential rebates that could be earned. They also were more dynamic. Vendor programs were more frequently modified and new programs were more frequently added during the crop year based on individual distributor or retailer performance as well as market and industry factors. Also adding to the uncertainty impacting rebate revenue recognition was: 1) the number of rebate programs that were negotiated after the crop year; and 2) the larger proportion of vendor rebate programs for which the recognition criteria related amounts were not made available by the vendor until very late in or after the end of the crop year. Due to these factors, in prior years it was not possible for the company to conclude that certain rebate amounts were probable and estimable until late in our fiscal year.

Rebate program changes that impacted us during our fiscal year 2006 included:

1)	Rebate program achievement criteria became more company-wide and were based more on total company performance than on local or regional performance. This occurred in conjunction with the changes in our legal and organizational structure and the increased centralization of our internal processes for negotiating and managing rebates.

2)	Vendors agreed to establish and make available to us better defined criteria for earning rebates pursuant to published and unpublished programs and to provide such information earlier in the crop year.

3)	There was an increase in rebate programs based on benchmarking our sales versus a supplier’s market share. The amount and probability of rebate earnings can be estimated more reliably over the course of the year for these programs than for many of the other rebate programs.

4)	A larger portion of our rebates became covered by binding arrangements or published programs. As such, programs became less dynamic, fewer programs were left undefined until late in the crop year, and a smaller portion of our rebates were subject to fiscal fourth quarter negotiations.

5)	Vendors agreed to provide sales and purchase reconciliation information much more frequently throughout the year. This reduced or eliminated uncertainty regarding certain earned rebates and allowed earlier recognition than in previous years.

January 29, 2007

The change in the timing of our recognition of vendor rebates in fiscal year 2006 did not impact the amounts reported in the financial statements for fiscal year 2005. This is primarily because of the highly seasonal nature of our business in which the majority of activity required to earn rebates occurred during the crop year which was completed prior to the end of our fiscal year.

For example, for the crop year completed during fiscal year 2006, the information from changes to vendor programs and the final criteria for open-ended programs was received and rebate negotiations were completed and amounts agreed to before the end of our fiscal fourth quarter report. They were incorporated therein, and do not impact prior or subsequent year financial statements.

The Company’s New Rebate Tracking System

The second factor noted on our Form 10-K that affected the accrual of a larger proportion of rebate earnings earlier within fiscal year 2006 as compared to within fiscal year 2005 was the Company’s new rebate tracking system. The role of this system, however, was largely indirect and the utility of the enhanced system was caused by changes in vendor rebate programs.

The changes in the vendor programs noted above increased the amount and timeliness of information available to assess the probability and amount of rebates earned during the fiscal year. The changes also enabled the effective use of an automated system for tracking this information.

January 29, 2007

Improved Operating Performance

The third factor noted in Form 10-K which contributed to the accrual of a larger proportion of rebate earnings earlier in fiscal year 2006 compared with fiscal year 2005 was improved operating performance. This is evidenced by the increase in net sales, which mirror the increase in sales subject to rebates. This increase was 8%, 8%, and 21% greater for the first, second, and third fiscal quarters, respectively, of fiscal year 2006 when compared with the same periods of fiscal year 2005.

Form 10-Q for the quarterly period ended November 26, 2006

MD&A, page 18

2.	We note your disclosure regarding lower salary and benefit expenses due to lower incentive program accruals commensurate with company performance. We also note that you had large amounts credited to expense during your second and third quarters. In this regard, please provide us, supplementally, with a detailed discussion and analysis of the metrics used to assess the performance and how each metric affected the accrual during each of your fiscal quarters. Also tell us why these credits to expense are considered changes in estimates rather than corrections of errors.

Response:

SFAS 154, “Accounting Changes and Error Corrections,” (“SFAS 154”) defines an accounting error as, “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.” SFAS 154 defines a change in accounting estimate as, “a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

We believe the credits to our expense for reversal of previously accrued incentive compensation are a change in estimate in accordance with SFAS 154 because they are the result of changes in our forecasted incentive payout caused by new information that was received during the year. The new information was primarily the result of weather patterns that emerged during our second and

January 29, 2007

third quarters which adversely affected our revenue and profit margins and financial performance, and caused us to change our earlier estimates of the amount of incentive compensation we would incur. The accruals we made at interim periods were consistent with the requirements of APB 28, “Interim Financial Reporting,” (“APB 28”) which states in paragraph 17, “The amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount. Examples of such items include inventory shrinkage, allowance for uncollectible accounts, allowance for quantity discounts, and discretionary year-end bonuses.” In estimating the amounts accrued at the end of each of our fiscal quarters there were no instances of mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. The amounts estimated were consistent with our knowledge at the time; subsequent events later caused those estimates to require revision.

Background: The lower incentive program accruals noted in our MD&A relates to our management incentive plan (“MIP”). Our MIP is based primarily on the company’s full-year financial performance and is paid annually, after the end of our fiscal year, to certain members of our management team and other key personnel. This plan is approved in advance by our board of directors but is subject to cancellation or modification at any time.

In accordance with FASB 5, “Accounting for Contingencies,” and APB 28, the company recognizes and accrues MIP expense based on the estimated amount achieved and earned by period. Employees that are in support positions are presumed to contribute to the company’s results evenly throughout the year and therefore their portion of the estimated MIP payout is accrued equally throughout the year. Employees whose positions impact revenue and/or cost of sales contribute as the results are achieved and their portion of the estimated MIP payout is accrued in direct proportion to achievement of their incentive. In addition, a portion of the pool is paid out in stock and requires continuing service for three years beyond the current fiscal year-end to be fully earned.

For fiscal year 2007, an incentive pool was established early in the year equal to approximately 12% of the Company’s planned fiscal year earnings before interest, taxes, and incentives (“EBITI”), or $21.7 million. $3.0 million of the pool was the estimated portion to be awarded to support personnel. The balance of $18.7 million was attributed to company personnel who directly impact EBITI.

At the end of the first quarter, the forecasted year-end EBITI was 87% of plan and we had achieved 71% of our forecast. In accordance with the recognition and accrual noted above, we accrued $11.7 million of salary and benefit expense related to the MIP. The amount accrued was slightly less than the application of the percentages to the total bonus pool primarily because of the amount

January 29, 2007

allocable to support personnel and the stock portion of the pay-out. Based on the results for the first quarter, we believed the accrual was both probable and reasonably estimable; we reviewed the amount accrued with our board of directors and they did not suggest any modification.

At the end of our second quarter, financial performance again declined relative to plan due primarily to drought conditions which significantly impacted our second quarter and year-to-date financial performance. As a result, the year-to-date accrual for MIP was reduced, at the recommendation of management and with the approval of the board of directors, to $4.5 million. This created a credit of $7.2 million for our second quarter MIP expense.

After the end of our third quarter, the forecasted year-end EBITI was lowered again due to a fall fertilizer season which came in below forecasts for sales and profitability. Based on the company’s financial performance through the third quarter and a forecast EBITI below the minimum level required for any payout, our board of directors approved managements’ recommendation to reduce the MIP to zero for fiscal year 2007. Reducing the MIP accrual for current year performance to zero caused a credit to MIP expense for the third quarter of $4.5 million.

Exhibits, page 30

3.	We note that you include an accountants’ review report in your quarterly filings of Form 10-Q and that such Form 10-Q filings are incorporated by reference into certain Form S-3 and Form S-8 registration statements. Accordingly, an Exhibit 15 should be included with each of your quarterly filings on Form 10-Q. See Item 601(b)(15) of Regulation S-K.

We agree that an Exhibit 15 should be included with each of our quarterly filings and propose including this exhibit with all future filings.

*    *    *    *

January 29, 2007

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A Testani
Rosa A. Testani

cc:	Securities and Exchange Commission

Juan Migone

UAP Holding Corp.

L. Kenny Cordell
David W. Bullock
Todd A. Suko
Alan Kessock
Mark Kujawa